Exhibit 77C - Matters Submitted to Vote of
Security Holders

The annual meeting of shareholders of the Fund was held on April 10, 2012. The following is a summary of the proposals submitted to shareholders for vote at the meeting and votes cast.

Preferred Shares:
Election of Adam D. Portnoy as trustee until the 2015 meeting

Votes for: 659
Votes against: 0
Votes abstained: 0

Common and Preferred Shares:
Election of Jeffrey P. Somers as trustee until the 2015 meeting

Votes for: 5,567,245.93
Votes against: 426,719.277
Votes abstained: 25,313.490

In addition to the two trustees who were elected at the annual meeting, as noted above, the following trustees continued in office after the Fund's annual meeting: Barry M. Portnoy, John L. Harrington and
Arthur G. Koumantzelis.